

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

October 11, 2012

Michael E. Mercer
Senior Vice President and Chief Financial Officer
EV Energy Partners, LP
1001 Fannin, Suite 800
Houston, Texas 77002

> **Re:** **EV Energy Partners, LP**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 29, 2012**
> **File No. 1-33024**

Dear Mr. Mercer:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director

cc: Via E-mail
        George G. Young III
        Haynes & Boone, LLP